Exhibit 12

EQUITY RESIDENTIAL ERP OPERATING LIMITED PARTNERSHIP Computation of Ratio of Earnings to Combined Fixed Charges ($ in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income (loss) from continuing operations	$4,479,586	$907,621	$657,101	$(168,174)	$160,298
Interest expense incurred, net	482,246	444,487	457,460	587,141	455,477
Amortization of deferred financing costs	12,633	10,801	11,088	22,197	21,295
Earnings before combined fixed charges and preferred distributions	4,974,465	1,362,909	1,125,649	441,164	637,070

Preferred Share/Preference Unit distributions	(3,091)	(3,357)	(4,145)	(4,145)	(10,355)
Premium on redemption of Preferred Shares/Preference Units	—	(3,486)	—	—	(5,152)
Earnings before combined fixed charges	$4,971,374	$1,356,066	$1,121,504	$437,019	$621,563

Interest expense incurred, net	$482,246	$444,487	$457,460	$587,141	$455,477
Amortization of deferred financing costs	12,633	10,801	11,088	22,197	21,295
Interest capitalized for real estate and unconsolidated entities under development	51,451	59,885	52,782	47,321	22,509
Amortization of deferred financing costs for real estate under development	—	—	—	152	—
Total combined fixed charges	546,330	515,173	521,330	656,811	499,281
Preferred Share/Preference Unit distributions	3,091	3,357	4,145	4,145	10,355
Premium on redemption of Preferred Shares/Preference Units	—	3,486	—	—	5,152
Total combined fixed charges and preferred distributions	$549,421	$522,016	$525,475	$660,956	$514,788

Ratio of earnings before combined fixed charges to total combined fixed charges (1) (2)	9.10	2.63	2.15	—	1.24
Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1) (2)	9.05	2.61	2.14	—	1.24
(1) For the years ended December 31, 2016, 2015 and 2014, the ratios have been increased primarily due to gains on the sales of real estate properties that were not included in discontinued operations as a result of the Company's adoption of the new accounting standard effective January 1, 2014. See Note 11 in the Notes to Consolidated Financial Statements for additional discussion.
(2) For the year ended December 31, 2013, the coverage deficiency approximated $219.8 million. All 2013 and prior year ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.